American Growth Fund, Inc.
1917 Market Street
Denver, CO 80202
800-525-2406
303-626-0600
303-626-0614 Fax


February 9, 2011


Ed Bartz
Securities and Exchange Commission


Re: Post-Effective Amendment filed on February 9, 2011
    American Growth Fund Series Two


Dear Mr. Bartz:

In accordance with Rule 461 of the Securities Act of 1933; on behalf of American Growth Fund, Inc. (the "Fund") and its underwriter, World Capital Brokerage, Inc., the Fund hereby requests that the effectiveness of its Form 485A Post-Effective Amendment filed with the SEC on February 9, 2011 be accelerated to February 22, 2011 at 12:00pm EST or as soon thereafter as possible.





/s/ Michael L. Gaughan
Michael L. Gaughan
Corporate Secretary
American Growth Fund, Inc.





/s/ Timothy E. Taggart
Timothy E. Taggart
Executive Vice President
World Capital Brokerage, Inc.